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[SUN AMERICA LOGO]

VIA EDGAR AND ELECTRONIC MAIL

September 28, 2011

Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   Variable Separate Account ("Registrant")
      SunAmerica Annuity and Life Assurance Company ("Depositor")
      Initial Registration Statement on Form N-4
      File Nos. 333-175414 and 811-03859

      FS Variable Separate Account ("Registrant")
      First SunAmerica Life Insurance Company ("Depositor")
      Initial Registration Statement on Form N-4
      File Nos. 333-175415 and 811-08810

Dear Mr. Foor:

            Thank you for your comments regarding the Initial Registration Statements on Form N-4 filed on July 8, 2011 as referenced above. We have considered your comments and provided our responses below.

      1.    Glossary, page 3

                  Comment -- Please clarify the definition of the Fixed Account to explain that the fixed account is part of the general account of the insurance company.

                        Response -- The definition of "Fixed Account" in the glossary has been replaced with the following:

                        "FIXED ACCOUNT -- An account, if available, in which you may invest money and earn a fixed rate of return. Fixed Accounts are obligations of the General Account."

      2.    Highlights, page 4

                  Comment -- In the Expenses section, please revise the vague disclosure stating that, "withdrawal charges no longer apply to that Purchase Payment after a Purchase Payment has been in the contract for five complete years."

                        Response -- We have revised the disclosure as follows:

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                        "We apply a withdrawal charge against each Purchase
                        Payment you contribute to the contract. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. After a Purchase Payment has been in the contract for 5 complete years, a withdrawal charge no longer applies to that Purchase Payment."

3.    Fee Tables, page 6


            Comment -- Please reflect in the table only the guaranteed maximum charge for the Separate Account Charge (1.55%). The Separate Account Charge after the 5th Contract Anniversary and the Maximum Separate Account Annual Expenses after the 5th Contract anniversary may be disclosed in a footnote to the table. See Instruction 5 to Item 2 of Form N-4.

                  Response -- We have formatted the Separate Account Annual Expenses section of the Fee Table based on similar comments you provided on our Polaris Advantage II N-4 filing. Based on our discussion and subsequent resolution of your comment, we reflected the Maximum Separate Account Annual Expenses for Contract Years 1-5 and after the 5th Contract Anniversary in the same table format as follows:

                  SEPARATE ACCOUNT ANNUAL EXPENSES
                  (deducted from the average daily ending net asset value allocated to the Variable Portfolios)

                                CONTRACT YEARS 1-5       AFTER 5TH CONTRACT ANNIVERSARY
                                ------------------       -------------------------------
Separate Account Charge             1.55%                               1.30%

Optional Maximum Anniversary        0.25%                               0.25%
Value Death Benefit
                                    -----                               -----
MAXIMUM SEPARATE ACCOUNT
ANNUAL EXPENSES                     1.80%                               1.55%

      4.    Polaris Portfolio Allocator Program, page 17

                  Comment -- It appears that an owner can elect to participate in the program and continue to invest in other portfolios. In particular, please clarify if 100% of contract value must be invested in a single model if an owner elects to participate in the program after contract issuance.

                        Response -- In order to participate in the Polaris Portfolio Allocator Program and be consistent with the Portfolio Allocator model's intended objectives, 100% of the initial Purchase Payment and subsequent Purchase Payments must be allocated to the same Portfolio Allocator model as disclosed on the bottom of page 17. However, we place no administrative restriction on an owner investing in any Variable Portfolio in addition to investing in a Polaris Portfolio Allocator model; doing so, we disclose, would result in the investment being inconsistent with the Portfolio Allocator model's intended objectives.

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      5.    Additional Amounts Credited, page 42

                  Comment - Please explain the "additional amounts" beyond fee reductions or waivers that may be credited to contracts sold to groups.

                  Response -- The additional amounts are credited to contracts sold to groups such as employees, affiliates' employees and employees of currently contract broker-dealers, its registered representatives and immediate family members of those individuals in conjunction with an internal administrative program allowing for direct purchase of our variable annuity products. This employee incentive program credits an additional amount for the purchase of a contract to these groups.

      6.    The General Account, page 52

                  Comment - Please revise the disclosure to specifically refer to the Secure Value Account as a general account obligation.

                  Response -- We have revised the first sentence under the General Account header to the following:

                  "Obligations that are paid of the Company's General Account include any amounts you have allocated to available Fixed Accounts and the Secure Value Account, including any interest credited thereon, and amounts owed under the contract for death and/or living benefits which are in excess of portions of contract value allocated to the Variable Portfolios."

            We will file all revisions and all relevant exhibits and financial statements in a pre-effective amendment to the registration statement on or about November 1, 2011, along with an acceleration request asking for effectiveness on November 4, 2011. As part of the acceleration request, we will also make the appropriate representations pursuant to the Staff's press release dated June 24, 2004. If you have any further questions, please contact me at 310-772-6545.

Very truly yours,

/s/ Manda Ghaferi

Manda Ghaferi
Vice President & Assistant General Counsel

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